Exhibit 99.1

Bright Scholar Announces Unaudited Financial Results for the First Quarter of Fiscal Year 2025

SG&A expenses from continuing operations decreased 33.0% YoY

Management to hold a conference call today at 7:00 a.m. Eastern Time

CAMBRIDGE, England and FOSHAN, China, January 24, 2025 /PRNewswire/—Bright Scholar Education Holdings Limited (“Bright Scholar,” the “Company,” “we” or “our”) (NYSE: BEDU), a global premier education service company, today announced its unaudited financial results for its first quarter of fiscal year 2025, ended November 30, 2024.

Effective the first quarter of fiscal year 2025, the Company changed its presentation currency from Renminbi (“RMB”) to Great Britain Pound (“GBP”) to better align with the Company’s business activities and reflect the Company’s performance. In this announcement, the unaudited financial results for the quarter ended November 30, 2024, are stated in GBP. Prior period numbers have been recast into the new reporting currency.

FIRST QUARTER OF FISCAL YEAR 2025 FINANCIAL HIGHLIGHTS

●	Revenue from continuing operations was GBP44.7 million, compared to GBP53.3 million for the same quarter last fiscal year.

●	Overseas Study Counselling revenue from continuing operations increased by 5.8% to GBP9.6 million.

●	Net income from continuing operations was GBP4.0 million, compared to GBP5.0 million for the same quarter last fiscal year. Adjusted net income[1] was GBP4.4 million, compared to GBP5.1 million for the same quarter last fiscal year.

Revenue from continuing operations by Segment2

	For the first quarter ended November 30,		YoY	% of total revenue in
(GBP in millions except for percentage)	2024	2023	% Change	F1Q2025
Schools[3]	25.7	28.2	-9.0%	57.4%
Overseas Study Counselling[4]	9.6	9.1	5.8%	21.4%
Others[5]	9.4	16.0	-40.9%	21.2%
Total	44.7	53.3	-16.1%	100.0%

1.	Adjusted net income/(loss) is a non-GAAP financial measure, which is defined as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, and income/(loss) from discontinued operations, net of tax.
2.	Effective the first quarter of fiscal year 2025, the Company has updated its segment reporting to better reflect its strategic priorities. As a result, the Company now reports segments as Schools, Overseas Study Counselling, and Others. The segment revenue from continuing operations for the first quarter ended November 30, 2023, has been revised to be consistent with the presentation in the first quarter ended November 30, 2024. See “Change in Segment Reporting” in this release.
3.	Schools business refers to the previous Overseas Schools segment.
4.	Overseas Study Counselling business is part of the previous Complementary Education Services segment.
5.	Others include the previous Domestic Kindergartens & K-12 Operation Services and Complementary Education Services segments (excluding Overseas Study Counselling).

For more information on these adjusted financial measures, please see the section captioned “Non-GAAP Financial Measures” and the tables captioned “Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this release.

MANAGEMENT COMMENTARY

Mr. Robert Niu, Chief Executive Officer of Bright Scholar, commented, “We are pleased to deliver solid first quarter results for fiscal year 2025 amid an evolving external environment, demonstrating the effectiveness of our reorganized business structure and focus on our “dual-engine” growth strategy. During the quarter, we continued to propel the expansion of our Schools business while also improving operational efficiency and quality, freeing our resources to promote educational excellence. In addition, we consistently advanced our global recruitment initiatives aimed at attracting prospective international students, successfully expanding our product and service offerings to more international markets. Looking ahead, we will persist in streamlining our global operations and enhancing efficiency while simultaneously seizing the market’s extensive growth opportunities to strengthen our market share and our position as a leading global education service provider.”

Ms. Cindy Zhang, Chief Financial Officer of Bright Scholar, added, “Fiscal year 2025 is off to an encouraging start, highlighted by a significant reduction in SG&A expenses and year-over-year growth in our Overseas Study Counselling business in the first quarter. Our total revenue from continuing operations was GBP44.7 million, with Overseas Study Counselling revenue from continuing operations increasing by 5.8% year over year to GBP9.6 million. Moreover, we decreased SG&A expenses by 33.0% year over year through ongoing efforts to optimize our cost structure and streamline operations. In addition, we have initiated a share repurchase plan underscoring our commitment to enhancing shareholder value. By maintaining a healthy balance sheet and consistently executing our “dual-engine” growth strategy, we are confident of creating sustainable value for our customers and shareholders over the long term.”

UNAUDITED FINANCIAL RESULTS for THE fIRST FISCAL QUARTER ENDED NOVEMBER 30, 2024

Revenue from Continuing Operations

Revenue was GBP44.7 million, compared to GBP53.3 million for the same quarter last fiscal year.

Schools: Revenue contribution was GBP25.7 million, compared to GBP28.2 million for the same quarter last fiscal year.

Overseas Study Counselling: Revenue contribution was GBP9.6 million, compared to GBP9.1 million for the same quarter last fiscal year.

Others: Revenue contribution was GBP9.4 million, compared to GBP16.0 million for the same quarter last fiscal year.

Cost of Revenue from Continuing Operations

Cost of revenue was GBP31.7 million, compared to GBP35.4 million for the same quarter last fiscal year.

Gross Profit, Gross Margin and Adjusted Gross Profit from Continuing Operations

Gross profit was GBP13.0 million, compared to GBP17.9 million for the same quarter last fiscal year. Gross margin was 29.2%, compared to 33.5% for the same quarter last fiscal year.

Adjusted gross profit6 from continuing operations was GBP13.2 million, compared to GBP18.0 million for the same quarter last fiscal year.

Selling, General and Administrative (SG&A) Expenses from Continuing Operations

Total SG&A expenses were GBP8.4 million, representing a 33.0% decrease from GBP12.6 million for the same quarter last fiscal year. The decrease was mainly due to the improvement in operational efficiency in our Schools business.

Operating Income, Operating Margin and Adjusted Operating Income from Continuing Operations

Operating income was GBP4.8 million, compared to GBP6.3 million for the same quarter last fiscal year. Operating margin was 10.7%, compared to 11.8% for the same quarter last fiscal year.

Adjusted operating income7 was GBP5.2 million, compared to GBP6.4 million for the same quarter last fiscal year.

Net Income and Adjusted Net Income

Net income was GBP4.0 million, compared to GBP6.6 million for the same quarter last fiscal year.

Adjusted net income was GBP4.4 million, compared to GBP5.1 million for the same quarter last fiscal year.

Adjusted EBITDA8

Adjusted EBITDA was GBP6.4 million, compared to GBP7.6 million for the same quarter last fiscal year.

Net income per Ordinary Share/ADS and Adjusted Net Earnings per Ordinary Share/ADS

Basic and diluted net income per ordinary share attributable to ordinary shareholders from continuing operations were GBP0.03 each, compared to GBP0.04 each for the same quarter last fiscal year.

Adjusted basic and diluted net income per ordinary share9 attributable to ordinary shareholders were GBP0.04 and GBP0.03, compared to GBP0.04 and GBP0.04 for the same quarter last fiscal year, respectively.

Basic and diluted net income per ADS attributable to ADS holders from continuing operations were GBP0.13 each, compared to GBP0.16 each for the same quarter last fiscal year.

Adjusted basic and diluted net income per ADS10 attributable to ADS holders were GBP0.14 each, compared to GBP0.16 each for the same quarter last fiscal year.

6.	Adjusted gross profit from continuing operations is a non-GAAP financial measure, which is defined as gross profit from continuing operations, excluding amortization of intangible assets.
7.	Adjusted operating income/(loss) from continuing operations is a non-GAAP financial measure, which is defined as operating income/(loss) from continuing operations excluding share-based compensation expenses and amortization of intangible assets.
8.	Adjusted EBITDA is a non-GAAP financial measure, which is defined as net income/(loss) excluding interest income/(expense), net, income tax expense/(benefit), depreciation and amortization, share-based compensation expenses, and income/(loss) from discontinued operations, net of tax.
9.	Adjusted basic and diluted earnings/(loss) per share is a non-GAAP financial measure, which is defined as adjusted net income/(loss) attributable to ordinary shareholders divided by the weighted average number of basic and diluted ordinary shares.
10.	Adjusted basic and diluted earnings/(loss) per American Depositary Share (“ADS”) is a non-GAAP financial measure, which is defined as adjusted net income/(loss) attributable to ADS shareholders divided by the weighted average number of basic and diluted ADSs.

Cash and Working Capital

As of November 30, 2024, the Company had cash and cash equivalents and restricted cash of GBP47.5 million, compared to GBP54.3 million as of August 31, 2024.

Change in Segment Reporting

Starting in the first quarter of fiscal year 2025, the Company updated its segment reporting to reflect its strategic focus. The Company now reports the Overseas Schools business as the Schools business, the overseas study counselling portion of Complementary Education Services as the Overseas Study Counselling business, and Domestic Kindergartens & K-12 Operation Services and Complementary Education Services (excluding overseas study counselling) as Others. Prior period segment information has been retrospectively revised to conform to the current presentation.

Authorization of Share Repurchase Plan

On January 22, 2025, BEDU’s board of directors authorized a share repurchase plan under which the Company may repurchase up to US$1.2 million of the Company’s ADSs over the next 12 months.

The Company may periodically repurchase its ADSs for cash in various means, including without limitation, open market purchases, block transactions and privately negotiated transactions, in compliance with applicable federal securities laws. In addition, the share repurchase program may be modified, suspended or terminated by the Board any time without prior notice. The number of ADSs repurchased and the timing of repurchases will depend on a number of factors, including without limitation, price, trading volume and general market conditions, along with the Company’s working capital requirements, general business conditions and other factors. Repurchases under the share repurchase program will be funded from the Company’s existing cash and cash equivalents or future cash provided by operating activities.

Conference Call

The Company’s management will host an earnings conference call at 7:00 a.m. U.S. Eastern Time (8:00 p.m. Beijing/Hong Kong Time) on January 24, 2025.

Dial-in details for the earnings conference call are as follows:

Mainland China:	4001-201203
Hong Kong:	800-905945
United States:	1-888-346-8982
International:	1-412-902-4272

Participants should dial in at least 5 minutes before the scheduled start time and ask to be connected to the call for “Bright Scholar Education Holdings Limited.”

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.brightscholar.com/.

A replay of the conference call will be accessible after the conclusion of the live call until January 31, 2025, by dialing the following telephone numbers:

United States Toll Free:	1-877-344-7529
International:	1-412-317-0088
Replay Passcode:	6100559

CONVENIENCE TRANSLATION

The Company’s reporting currency is GBP. However, periodic reports made to shareholders will include current period amounts translated into U.S. dollars using the prevailing exchange rates at the balance sheet date for the convenience of readers. Translations of balances in the condensed consolidated balance sheets, the related condensed consolidated statements of operations, and cash flows from GBP into U.S. dollars as of and for the quarter ended November 30, 2024, are solely for the readers’ convenience and were calculated at the rate of GBP1.00=US$1.2699, representing the noon buying rate set forth in the H.10 statistical release of the U.S. Federal Reserve Board on November 29, 2024. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on November 29, 2024, or at any other rate.

NON-GAAP FINANCIAL MEASURES

In evaluating our business, we consider and use certain non-GAAP measures, including primarily adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted as supplemental measures to review and assess our operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted gross profit/(loss) from continuing operations as gross profit/(loss) from continuing operations excluding amortization of intangible assets. We define adjusted EBITDA as net income/(loss) excluding interest income/(expense), net, income tax expense/(benefit), depreciation and amortization, share-based compensation expenses, and income/(loss) from discontinued operations, net of tax. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, and income/(loss) from discontinued operations, net of tax. We define adjusted operating income/(loss) from continuing operations as operating income/(loss) from continuing operations excluding share-based compensation expenses and amortization of intangible assets. Additionally, we define adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted, as adjusted net income/(loss) attributable to ordinary shareholders/ADS holders (net income/(loss) to ordinary shareholders/ADS holders excluding share-based compensation expenses, amortization of intangible assets, tax effect of amortization of intangible assets, and income/(loss) from discontinued operations, net of tax) divided by the weighted average number of basic and diluted ordinary shares or ADSs.

We incur amortization expense of intangible assets related to various acquisitions that have been made in recent years. These intangible assets are valued at the time of acquisition and are then amortized over a period of several years after the acquisition. We believe that exclusion of these expenses allows greater comparability of operating results that are consistent over time for the Company’s newly-acquired and long-held business, as the related intangibles do not have a significant connection to the growth of the business. Therefore, we provide exclusion of amortization of intangible assets to define adjusted gross profit from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net income/(loss), and adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted. In addition, the strategic move to dispose of the non-core businesses is viewed as discontinued operations, which is a non-recurring item. The exclusion facilitates comparisons of our operating performance on a period-to-period basis. Therefore, we provide exclusion of income/(loss) from discontinued operations, net of tax, to define adjusted net income/(loss), adjusted EBITDA, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders, basic and diluted.

We present the non-GAAP financial measures because they are used by our management to evaluate our operating performance and formulate business plans. Such non-GAAP measures include adjusted EBITDA, adjusted net income/(loss), adjusted gross profit/(loss) from continuing operations, adjusted operating income/(loss) from continuing operations, adjusted net earnings/(loss) per share attributable to ordinary shareholders/ADS holders basic and diluted. Non-GAAP financial measures enable our management to assess our operating results without considering the impact of non-cash charges, including depreciation and amortization and share-based compensation expenses, and without considering the impact of non-operating items such as interest income/(expense), net; income tax expense/benefit; share-based compensation expenses; amortization of intangible assets, tax effect of amortization of intangible assets, and without considering the impact of non-recurring item, i.e. income/(loss) from discontinued operations. We also believe that the use of these non-GAAP measures facilitates investors’ assessment of our operating performance.

The non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. The non-GAAP financial measures have limitations as analytical tools. One of the key limitations of using these non-GAAP financial measures is that they do not reflect all items of income and expense that affect our operations. Interest income/(expense), net; income tax expense/benefit; depreciation and amortization; share-based compensation expense; tax effect of amortization of intangible assets have been and may continue to be incurred in our business and are not reflected in the presentation of these non-GAAP measures, including adjusted EBITDA or adjusted net income/(loss). Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited.

About Bright Scholar Education Holdings Limited

Bright Scholar is a premier global education service Group. The Company primarily provides quality international education to global students and equips them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education.

For more information, please visit: https://ir.brightscholar.com/.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

Email: BEDU@thepiacentegroup.com

Phone: +86 (10) 6508-0677/ +1-212-481-2050

Media Contact:

Email: media@brightscholar.com

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands)

	As of
	August 31,	November 30,
	2024	2024
	GBP	GBP	USD

ASSETS
Current assets
Cash and cash equivalents	52,991	47,147	59,872
Restricted cash	1,307	331	420
Accounts receivable, net	2,018	2,054	2,608
Amounts due from related parties, net	1,548	2,064	2,621
Other receivables, deposits and other assets, net	13,303	12,317	15,641
Inventories	125	821	1,043

Total current assets	71,292	64,734	82,205

Restricted cash - non-current	27	27	34
Property and equipment, net	37,522	36,245	46,028
Intangible assets, net	5,327	5,230	6,642
Goodwill, net	56,634	56,975	72,353
Long-term investments, net	2,623	2,655	3,372
Deferred tax assets, net	206	112	142
Other non-current assets, net	1,013	985	1,251
Operating lease right-of-use assets – non-current	152,451	151,437	192,310

Total non-current assets	255,803	253,666	322,132

TOTAL ASSETS	327,095	318,400	404,337

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS-CONTINUED

(Amounts in thousands)

	As of
	August 31,	November 30,
	2024	2024
	GBP	GBP	USD
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,864	11,384	14,457
Contract liabilities - current	47,872	39,011	49,540
Accrued expenses and other current liabilities	20,538	21,026	26,701
Amounts due to related parties	8,417	4,478	5,687
Income tax payable	8,483	8,298	10,538
Refund liabilities - current	1,060	1,083	1,375
Operating lease liabilities - current	11,420	11,614	14,749

Total current liabilities	107,654	96,894	123,047

Deferred tax liabilities, net	3,348	3,166	4,021
Operating lease liabilities – non-current	150,901	149,867	190,316
Non-current contract liabilities	93	103	131
Total non-current liabilities	154,342	153,136	194,468

TOTAL LIABILITIES	261,996	250,030	317,515

EQUITY
Share capital	1	1	1
Additional paid-in capital	220,901	221,246	280,960
Statutory reserves	2,073	2,409	3,059
Accumulated other comprehensive income	(3,777)	(4,042)	(5,133)
Accumulated deficit	(165,693)	(162,292)	(206,095)

Shareholders’ equity	53,505	57,322	72,792
Non-controlling interests	11,594	11,048	14,030

TOTAL EQUITY	65,099	68,370	86,822

TOTAL LIABILITIES AND EQUITY	327,095	318,400	404,337

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except for shares and per share data, income per share, income per ADS)

	Three Months Ended November 30,
	2023	2024
	GBP	GBP	USD

Continuing operations
Revenue	53,306	44,732	56,805
Cost of revenue	(35,443)	(31,689)	(40,242)

Gross profit	17,863	13,043	16,563
Selling, general and administrative expenses	(12,559)	(8,410)	(10,680)
Other operating income	983	138	175

Operating income	6,287	4,771	6,058
Interest income, net	94	59	75
Investment income	115	2	4
Other expenses	(65)	(6)	(8)

Income before income taxes and share of equity in profit of unconsolidated affiliates	6,431	4,826	6,129
Income tax expense	(1,449)	(814)	(1,034)
Share of equity in profit of unconsolidated affiliates	20	-	-

Net income from continuing operations	5,002	4,012	5,095

Income from discontinued operations, net of tax	1,599	-	-

Net income	6,601	4,012	5,095

Net income attributable to non-controlling interests
Continuing operations	312	275	349
Discontinued operations	191	-	-

Net income attributable to ordinary shareholders
Continuing operations	4,690	3,737	4,746
Discontinued operations	1,408	-	-

Net income per share attributable to ordinary shareholders
—Basic and diluted
Continuing operations	0.04	0.03	0.04
Discontinued operations	0.01	-	-

Weighted average shares used in calculating net income per ordinary share:
—Basic
Continuing operations and discontinued operations	118,669,795	118,669,795	118,669,795
—Diluted
Continuing operations and discontinued operations	118,669,795	119,283,889	119,283,889

Net income per ADS
—Basic and diluted
Continuing operations	0.16	0.13	0.16
Discontinued operations	0.05	-	-

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands)

	Three Months Ended November 30,
	2023	2024
	GBP	GBP	USD

Net cash used in operating activities	(2,327)	(5,657)	(7,207)

Net cash (used in)/ generated from investing activities	(1,965)	3,561	4,522

Net cash used in financing activities	(210)	(4,442)	(5,641)

Effect of exchange rate changes on cash and cash equivalents, and restricted cash	627	(263)	(333)

Net change in cash and cash equivalents, and restricted cash	(3,875)	(6,819)	(8,658)

Cash and cash equivalents, and restricted cash at beginning of the period	61,697	54,325	68,987

Cash and cash equivalents, and restricted cash at end of the period	57,822	47,506	60,329

BRIGHT SCHOLAR EDUCATION HOLDINGS LIMITED

Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands, except for shares and per share data, income per share, income per ADS)

	Three Months Ended November 30,
	2023	2024
	GBP	GBP	USD

Gross profit from continuing operations	17,863	13,043	16,563
Add: Amortization of intangible assets	116	113	143
Adjusted gross profit from continuing operations	17,979	13,156	16,706

Operating income from continuing operations	6,287	4,771	6,058
Add: Share-based compensation expenses	-	345	438
Add: Amortization of intangible assets	116	113	143
Adjusted operating income from continuing operations	6,403	5,229	6,639

Net income	6,601	4,012	5,095
Add: Share-based compensation expenses	-	345	438
Add: Amortization of intangible assets	116	113	143
Add: Tax effect of amortization of intangible assets	(23)	(23)	(29)
Less: Income from discontinued operations, net of tax	1,599	-	-
Adjusted net income	5,095	4,447	5,647

Net income attributable to ordinary shareholders	6,098	3,737	4,746
Add: Share-based compensation expenses	-	345	438
Add: Amortization of intangible assets	88	86	109
Add: Tax effect of amortization of intangible assets	(18)	(18)	(23)
Less: Income from discontinued operations, net of tax	1,408	-	-
Adjusted net income attributable to ordinary shareholders	4,760	4,150	5,270

Net income	6,601	4,012	5,095
Add: Interest income, net	(94)	(59)	(75)
Add: Income tax expense	1,449	814	1,034
Add: Depreciation and amortization	1,279	1,266	1,608
Add: Share-based compensation expenses	-	345	438
Less: Income from discontinued operations, net of tax	1,599	-	-
Adjusted EBITDA	7,636	6,378	8,100

Weighted average shares used in calculating adjusted net income per ordinary share:
—Basic	118,669,795	118,669,795	118,669,795
—Diluted	118,669,795	119,283,889	119,283,889

Adjusted net income per share attributable to ordinary shareholders
—Basic	0.04	0.04	0.04
—Diluted	0.04	0.03	0.04

Adjusted net income per ADS
—Basic and diluted	0.16	0.14	0.18